Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

March 20, 2008

Item 3.	News Release

A news release relating to the material change described in this report was issued on March 20, 2008.

Item 4.	Summary of Material Changes

On March 20, 2008, NovaGold announced the pricing of its public offering of US$95.0 million aggregate principal amount of its convertible senior notes due May 1, 2015 (“Notes”) in Canada and the United States.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of the Material Change

NovaGold announced the pricing of its public offering of US$95.0 million aggregate principal amount of its Notes due May 1, 2015 in Canada and the United States. Net proceeds before deducting estimated offering expenses are expected to be US$92.15 million. NovaGold has granted the underwriter an option to purchase up to an additional US$14.0 million aggregate principal amount of its Notes at the offering price during the period ending 30 days from the closing of the offering to cover over-allotments, if any. If the over-allotment option is exercised in full, gross proceeds will be US$109 million and net proceeds will be US$105.73 million.

J.P. Morgan Securities Inc. acted as the underwriter for the offering.

The Notes have a semi-annual cash interest coupon of 5.5% and are convertible into the Company’s common shares based on a conversion rate of 94.2418 common shares per US$1,000 principal amount of Notes, equivalent to a conversion price of approximately US$10.61 per share (equivalent to C$10.77 per share based on March 19, 2008 closing rate), subject to adjustment. The conversion price represents a 35% premium to the closing price of our common shares on March 19, 2008. Subject to the satisfaction of certain conditions, the Company may, in lieu of delivering common shares upon conversion of all or a portion of the Notes, elect to pay cash or a combination of cash and common shares. The Notes will not be redeemable by the Company prior to maturity, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. Holders of the Notes may require the Company to repurchase for cash all or a portion of their Notes on May 1, 2013 at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest. In addition, if the Company experiences specified types of fundamental changes, it will be required to offer to repurchase for cash all of the outstanding Notes at a price equal to 100% of the principal amount of the Notes to be repurchased plus any accrued and unpaid interest.

The offering is expected to close on or about March 26, 2008, subject to customary conditions.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change described in this report and may be contacted by any of the Securities Commissions with respect to the change:

Robert J. (Don) MacDonald
Senior Vice-President and Chief Financial Officer
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

March 28, 2008